Exhibit 1

Chunghwa Telecom Announces President Transition

Taipei, Taiwan, R.O.C. August 29, 2012 - Chunghwa Telecom Co., Ltd (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”), announced today that Mr. Shaio-Tung Chang will step down from his position as the President. With Mr. Shaio-Tung Chang’s retirement, Dr. Yen-Sung Lee, who has served as the senior executive vice president supervising the marketing and IT departments of Chunghwa since September 9, 2008, has been appointed as the President of Chunghwa Telecom, and has assumed his role on the same day. Dr. Lee will oversee the execution of all operational strategies of the Company.

Dr. Lee holds a Ph.D. degree in information engineering from National Chiao Tung University. With Dr. Lee extensive engineering background, he has significantly contributed to the development of our ICT & cloud businesses. Having been with Chunghwa for over 30 years, the Company is confident that Dr. Lee will continue to make further contributions to its future growth.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is Taiwan’s leading telecom service provider. Chunghwa provides fixed line, mobile, broadband access, and internet services. The company also provides information and communication technology services to corporate customers.

For inquiries:

Fu-fu Shen

Investor Relations

+886 2 2344 5488

chtir@cht.com.tw